# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: HOUSTON AMERICAN ENERGY CORP, CIK 0001156041
CUSIP: 44183U209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002045197

## Reporting persons
- Bower Family Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: North Carolina (NC); sole voting power 3,284,598; shared voting power 0; sole dispositive power 3,284,598; shared dispositive power 0; aggregate amount beneficially owned 3,284,598 (9.8% of the class)
- Kevin J. Bower: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,284,598; shared voting power 0; sole dispositive power 3,284,598; shared dispositive power 0; aggregate amount beneficially owned 3,284,598 (9.8% of the class)

## Item 1. Issuer
Name of issuer: HOUSTON AMERICAN ENERGY CORP
Address of issuer's principal executive offices: 801 Travis Street, Suite 1425, Houston, Texas, 77002

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed by the following persons (the "Reporting Persons"):

Bower Family Holdings, LLC
Kevin J. Bower
Address of principal business office or, if none, residence: The principal business address for each Reporting Person is 110 Kings Road, Kings Mountain, North Carolina, 28086.
Citizenship: Bower Family Holdings, LLC is a limited liability company organized under the laws of North Carolina. Kevin J. Bower is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3,284,598
Percent of class: 9.8
Sole power to vote or to direct the vote: 3,284,598
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,284,598
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bower Family Holdings, LLC: /s/ Kevin J. Bower, Kevin J. Bower / Managing Member (07/31/2025)
- Kevin J. Bower: /s/ Kevin J. Bower, Kevin J. Bower (07/31/2025)